EXHIBIT 21.1
LIST OF SUBSIDIARIES
The following is a list of subsidiaries of the Company as of September 29, 2008. All of these subsidiaries are wholly-owned by the Company, either directly or indirectly.

NAME	WHERE INCORPORATED

EasyLink Services Corporation	Delaware

EasyLink Services USA, Inc.	Delaware

Quickstream Software, Inc.	Delaware

Easylink do Brasil Comunicações Ltda.	Brazil

EasyLink Services Corporation India Private Limited	India

EasyLink Services Corporation SDN BHD	Malaysia

EasyLink Services Corp. Pte Ltd	Singapore

EasyLink Services (UK) Limited	United Kingdom

EasyLink Services International Ltd	United Kingdom

EasyLink Services France Sarl	France

GN Comtext (Hong Kong) Limited	Hong Kong

GN Comtext (Deutschland) GmbH	Germany

EasyLink Services (Japan) KK	Japan

EasyLink Services Korea Corporation	South Korea

GN Comtext (Cyprus) Ltd	Cyprus

EasyLink Services Australia Pty. Ltd.	Australia